Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
THE ANDERSONS, INC.

	Three months ended March 31,
(in thousands, except for ratio)	2015	2014
Computation of earnings
Pretax income (a)	$1,777	$19,400
Add:
Interest expense on indebtedness	6,039	6,002
Amortization of debt issue costs	270	565
Interest portion of rent expense (b)	2,102	1,875
Distributed income of equity investees	4,550	65,575
Earnings	$14,738	$93,417

Computation of fixed charges
Interest expense on indebtedness	$6,039	$6,002
Amortization of debt issue costs	270	565
Interest portion of rent expense (b)	2,102	1,875
Fixed charges	$8,411	$8,442

Ratio of earnings to fixed charges	1.75	11.07

(a) Pretax income as presented is income from continuing operations before adjustment for income or loss from equity investees.
(b) The portion of rent expense on operating leases included in the calculation of the fixed charges ratio above is a reasonable approximation of the interest factor on those agreements.